

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

December 12, 2006

Mr. Steven H. Pruett
President and Chief Financial Officer
Legacy Reserves GP, LLC
303 Wall Street, Suite 1600
Midland, Texas 79701

> **Re:    Legacy Reserves LP**
> **Registration Statement on Form S-1**
> **Filed November 13, 2006**
> **File No. 333-138637**
>
> **Amendment No. 3 to Registration Statements on Form S-1**
> **Filed November 13, 2006**
> **File Nos. 333-134064 & 333-134056**

Dear Mr. Pruett:

We have reviewed your filings and response letter dated November 13, 2006 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1
File No. 333-138637

Amendment No. 3 to Registration Statements on Form S-1
File Nos. 333-134064 & 333-134056

1.    Please update your independent registered public accountants' consents.

Summary Reserve and Operating Data, page 17

2.      We note that you have presented reserve consolidated combined reserve information as of June 30, 2006 and include a note that refers to the standardized measure as of September 30, 2006.  It appears that you need to update this information to avoid investor confusion, given that you have updated your financial information to September 30, 2006.  We also note that you have reported information related to your production and sale of reserves as of September 30, 2006 on page 19.  This comment applies to your like disclosure on page 81.

3.      We note that you refer to combined and consolidated combined reserves to include reserves from acquisitions that took place after the period that is presented.  It appears that it may be more appropriate to refer to these measures as pro forma.  Please advise.

Operating Data, page 58

4.      Please indicate the line item or column that relates to note b.

Amendment No. 3 to Registration Statements on Form S-1
File Nos. 333-134064 & 333-134056

Cover Page

5.      We note your revised disclosure that you expect that the selling unitholders initially will sell their units at prices between $16.00 per unit and $20.00 per unit.  Please revise to provide a range that is no more than $2.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jennifer Goeken at (202) 551-3721 or, in her absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions regarding comments on the engineering matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,


H. Roger Schwall
Assistant Director

cc:     J. Goeken
        J. Davis
        J. Wynn
        J. Murphy

        <u>via facsimile</u>
        Gislar Donnenberg
        Andrews Kurth LLP
        (713) 220-4285